421 W. 3rd Street, Suite 1000
Fort Worth, TX 76102

August 5, 2020

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	HighPeak Energy, Inc. Amendment No. 5 to Registration Statement on Form S-4 Amendment No. 2 to Registration Statement on Form S-1 Filed August 3, 2020 File No. 333-235313

Ladies and Gentlemen:

Set forth below are the responses of HighPeak Energy, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 4, 2020, (the “Comment Letter”), with respect to the Company’s Amendment No. 5 to Registration Statement on Form S-4 and Amendment No. 2 to Registration Statement on Form S-1, File No. 333-235313, filed with the Commission on August 3, 2020 (the “Fifth Amended Registration Statement”). Concurrently with the submission of this letter, we are filing via EDGAR an amendment to the Fifth Amended Registration Statement (“Amendment No. 6”) to include certain revised disclosures discussed herein. We will also furnish to the Staff six courtesy copies of Amendment No. 6, marked to show the changes made to our disclosure since the prior filing of the Fifth Amended Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to Amendment No. 6. Capitalized terms used but not defined herein have the meaning assigned to them in the Fifth Amended Registration Statement.

Registration Statement on Form S-4

Pro Forma Adjustment (i), page 80

1.

We note that pro forma adjustment (i) relates to the issuance of 5,811,000 shares of HighPeak Energy common stock (and a corresponding number of warrants and CVRs) of Forward Purchase Investment for $58.1 million in proceeds. The issuance of 5,811,000 shares represents an increase of 811,000 shares relative to the amounts referenced in the prior amendment. You disclose on page 217 that 811,000 shares of HighPeak Energy common stock, 811,000 CVRs and 811,000 forward purchase warrants are issuable to a group of other stockholders pursuant to the Forward Purchase Agreement Amendment. We note that your Forward Purchase Agreement Amendment filed as Exhibit 4.3 is dated July 24, 2020 and it is unclear as to whether the other stockholders are party to this agreement. If these other stockholders are party to this agreement, please file an updated executed copy of the Forward Purchase Agreement Amendment which includes their investment commitments. Unless you secure investor commitments to purchase an incremental 811,000 million shares of HighPeak Energy common stock prior to requesting an effective date for your registration statement, remove the adjustments from your pro forma presentation and revise all related disclosures throughout your filing accordingly. Refer to Rule 11-02(b)(6) of Regulation S-X.

RESPONSE:      We advise the Staff that the additional 811,000 shares of HighPeak Energy common stock (and corresponding number of warrants and CVRs) referenced in pro forma adjustment (i) do relate to irrevocable commitments under the Forward Purchase Agreement Amendment. The Forward Purchase Agreement Amendment signed on July 24, 2020, included parties that committed to purchase 5,000,000 units comprised of one share, one warrant and one CVR under the Forward Purchase Agreement Amendment and also contemplated that up to an additional 10,000,000 such units could either be purchased by HPEP I or assigned to other purchasers who irrevocably commit to purchase such securities through execution of an Assignment and Joinder in substantially the form attached as Exhibit C to the Forward Purchase Agreement Amendment. Subsequent to the execution of the Forward Purchase Agreement Amendment and the filing of the Fourth Amended Registration Statement, twelve additional private purchasers (the “Additional FPA Purchasers”) entered into Assignment and Joinder agreement (the “Joinder Agreements”) with HPEP I, thereby irrevocably committing to purchase an aggregate 811,000 additional units pursuant to the Forward Purchase Agreement Amendment. No amendments or other updates were made to the Forward Purchase Agreement Amendment in connection with the execution of the Joinder Agreements. Because the commitments of the Additional FPA Purchasers have been secured, we advise the Staff that pro forma adjustment (i) and the related disclosures throughout our filing are appropriate under Rule 11-02(b)(6) of Regulation S-X.

Securities and Exchange Commission

August 5, 2020

In response to the Staff’s comment, we have revised the Fifth Amended Registration Statement to clarify that the 811,000 shares of HighPeak Energy common stock (and corresponding number of warrants and CVRs) are, by means of the Joinder Agreements, irrevocably committed to be purchased pursuant to the Forward Purchase Agreement Amendment. See pages iii, xi, xvi, xxix, 80, 108, 148 and 224 of Amendment No. 6.

Because no amendments or other updates were made to the Forward Purchase Agreement Amendment, we advise the Staff that we do not believe the filing of the Joinder Agreements is required by Item 601(b)(10) of Regulation S-K. In this regard, we advise the Staff that (i) the Joinder Agreements are in substantially the form attached as Exhibit C to the Forward Purchase Agreement Amendment, which is attached as Annex F to the proxy statement/prospectus forming a part of the Fifth Amended Registration Statement and therefore already disclosed to investors, and (ii) the Additional FPA Purchasers in the aggregate will own less than 1% of outstanding HighPeak Energy common stock following completion of the business combination. With respect to clause (ii) of the preceding sentence, we advise the Staff that, pursuant to the instructions to Item 403 of Regulation S-K, we have aggregated the ownership of the Additional FPA Purchasers in the table set forth under the heading “Selling Securityholders and Certain Beneficial Owners of Securities.” As a result, any requirement to file the individual Joinder Agreements as exhibits to Amendment No. 6 would unnecessarily require disclosure of each Additional FPA Purchaser, notwithstanding that such purchasers do not represent a material ownership interest individually or in the aggregate.

General

2.

Please revise your prospectus cover page to reference and file an updated opinion to include all securities being registered pursuant to the registration statement. In addition, please file consents from Messrs. Oldham, Covington, Gustin, Chernosky and Fulgham. Refer to Rule 438 of Regulation C under the Securities Act.

RESPONSE:     We have revised the prospectus cover page of Amendment No. 6 to reference, and have filed an updated opinion to include, all securities being registered pursuant to the registration statement. See the prospectus cover page and Exhibit 5.1, respectively, of Amendment No. 6.

Additionally, we have revised Amendment No. 6 to include consents from Messrs. Oldham, Covington, Gustin, Chernosky and Fulgham in accordance with Rule 438 of Regulation C under the Securities Act. See exhibits 99.3 through 99.7 of Amendment No. 6.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Taylor E. Landry at (713) 220-4458, of Hunton Andrews Kurth LLP.

Very truly yours,

HIGHPEAK ENERGY, INC.

By:	/s/ Jack Hightower
Name:	Jack Hightower
Title:	Chairman and Chief Executive Officer

Enclosures

cc:	Steven Tholen, HighPeak Energy, Inc. Taylor E. Landry, Hunton Andrews Kurth LLP Sarah K. Morgan, Vinson & Elkins L.L.P.